SECUREWORKS CORP.
One Concourse Parkway NE
Suite 500
Atlanta, Georgia 30328
February 7, 2020
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549-0407
Attention: Joyce Sweeney, Senior Staff Accountant
Kathleen Collins, Accounting Branch Chief

Re:    SecureWorks Corp.
    Form 10-K for the Fiscal Year Ended February 1, 2019
File No. 001-37748

Ladies and Gentlemen:

SecureWorks Corp. (the “Company”) hereby submits its responses to the Commission staff’s comments on the above-referenced annual report on Form 10-K for the fiscal year ended February 1, 2019 (Form 10-K) contained in the staff’s letter to the Company dated January 24, 2020. The staff’s comments are duplicated below in italicized text, and the Company’s responses are set forth in plain text immediately following the applicable comment.

Business
Overview, page 4

1.
Please disclose the dollar amount of backlog believed to be firm and separately provide the portion thereof not expected to be filled within the current year. In this regard, we note that your remaining performance obligation disclosure excludes performance obligations with a duration of one year or less and that a significant portion of your arrangements are not billed in advance. Refer to Item 101(c)(1)(viii) of Regulation S-K.

In response to the staff’s comment, the Company acknowledges the request of the Staff for additional disclosure in accordance with Item 101(c)(1)(viii) of Regulation S-K. The Company proposes to include disclosure substantially to the effect set forth below, to the extent material to an understanding of the Company’s business, in its annual report on Form 10‑K, beginning with its annual report on Form 10‑K for the fiscal year ended January 31, 2020:

“The Company defines backlog as the non-cancellable value of subscription-based solutions (1) to be provided under managed security services contracted with a customer (2) that have not yet been installed. Backlog is not recorded in revenue, deferred revenue or elsewhere in the consolidated financial statements until the Company establishes a contractual right to invoice, at

Securities and Exchange Commission
February 7, 2020

which point it is recorded as revenue or deferred revenue, as appropriate. All contractual amounts included in backlog are available to be installed and revenue recognition commenced within the coming fiscal year. As of January 31, 2020 and February 1, 2019, backlog of subscription-based solutions was approximately $XXX.X million and $XXX.X million, respectively. Backlog is influenced by several factors, including seasonality, the compounding effects of renewals and the mix of solutions under contract with customers. Accordingly, we believe that fluctuations in backlog are not always a reliable indicator of future revenues and we do not utilize these measurements as key management metrics.”

Risk Factors
Our charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions . . ., page 38

2.
You state here that your charter designates the Court of Chancery of the State of Delaware as the exclusive forum for types of actions and proceedings that may be initiated by your shareholders, including any “derivative action” or proceeding brought on your behalf. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your filing to state that there is uncertainty as to whether a court would enforce such provision and to state that stockholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the governing documents states this clearly.

In response to the staff’s comment, the Company advises the staff that the exclusive forum provision set forth in the Company’s restated certificate of incorporation provides that unless the Company consents in writing otherwise, to the fullest extent permitted by law, specified matters shall be litigated in the Court of Chancery of the State of Delaware. The forum provision follows established Delaware legislation (see 8 Del. C. §115).
The forum provision is not intended to apply with respect to actions arising under the Securities Exchange Act of 1934. The Company believes that the forum provision would apply, to the fullest extent permitted by law, to the types of actions and proceedings described in that provision, including, to the extent permitted by the federal securities laws, to lawsuits asserting claims under the Securities Act of 1933 (Securities Act). The Company acknowledges that (1) there is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act and (2) the Company’s stockholders will not be deemed to have waived the Company’s compliance with the federal securities laws and the rules and regulations thereunder.
To address the concerns expressed by the staff, the Company undertakes to include in future filings revised risk factor disclosure substantially to the following effect, beginning with its annual report on Form 10‑K for the fiscal year ended January 31, 2020 (added text is shown as underlined):

Securities and Exchange Commission
February 7, 2020

“Our charter designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or with our directors, our officers or other employees, or our majority stockholder.
Our charter provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of a fiduciary duty owed by, or other wrongdoing by, any of our directors, officers or other employees, or stockholders to us or our stockholders;

•
any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware; and

•	any action asserting a claim governed by the internal affairs doctrine.
Any person purchasing or otherwise acquiring any interest in shares of our capital stock is deemed to have received notice of and consented to the foregoing provisions. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds more favorable for disputes with us or with our directors, our officers or other employees, or our other stockholders, including our majority stockholder, which may discourage such lawsuits against us and such other persons. Alternatively, if a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, results of operations and financial condition.
The Company’s choice of forum provision is intended to apply to the fullest extent permitted by law to the above-specified types of actions and proceedings, including, to the extent permitted by the federal securities laws, to lawsuits asserting both the above-specified claims and claims under the federal securities laws. Application of the choice of forum provision may be limited in some instances by applicable law. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the choice of forum provision will not apply to actions arising under the Exchange Act or the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, subject to a limited exception for certain “covered class actions.” There is uncertainty, particularly in light of current litigation, as to whether a court would enforce the choice of forum provision with respect to claims under the Securities Act. Our stockholders will not be deemed, by operation of the Company’s choice of forum provision, to have waived claims arising under the federal securities laws and the rules and regulations thereunder.”

Securities and Exchange Commission
February 7, 2020

Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue Recognition, page 73

3.
You state that the hardware appliances and related maintenance agreements included in the subscription-based solutions arrangements are incapable of being distinct within the context of the contract as they are required to access the Counter Threat Platform. Please explain further the nature and delivery of your security solutions and how you determined that maintenance and subscription services are not separately identifiable from the hardware appliance. In this regard, your disclosure on page 9 indicates that the Counter Threat Appliance is a physical or virtual appliance deployed in a customer’s data center, branch office or cloud environment, or your own data center. Describe the standalone functionality of the appliance without the subscription or maintenance services. Also, tell us whether the customer retains the hardware appliance after the initial contract term regardless of whether or not they renew the subscription and whether a customer could use your appliance to support a third party security solution. Refer to ASC 606-10-25-19 and 25-21.

In response to the staff’s comment, the Company advises the staff that the Company provides managed security services intended to prevent, detect, respond to and predict cybersecurity breaches.

As described on page 9 of the Form 10-K, a Counter Threat Appliance (CTA) is a physical server that interfaces with Company proprietary software for the sole purpose of being used to provide the managed security services. The CTA facilitates the communication of relevant security information to the Company’s Counter Threat Platform for the monitoring and managing of the security of a customer’s technology environment and data. A CTA may be either “physical” or “virtual.” These terms refer to the manner by which the Company deploys its proprietary software used to transmit data: “physical” being through the provisioning of a physical Company-owned server to a customer’s site, and “virtual” being through the use of the existing customer infrastructure and residing and operating in a customer’s virtual environment or platform.

In the vast majority of cases, the physical CTA is an asset of the Company and the Company maintains ownership and control of the CTA for the purpose of providing managed security services to its customer. Ownership of the physical CTA does not transfer to the Company’s customer either during the term of, or upon expiration of, the Company’s contract with the customer. Upon expiration of the contract, the Company takes back any Company-owned physical CTAs located on the customer’s premises. Without an active CTA, the customer no longer has access to the managed security services. As such, the CTA is not a distinct good or service. There is only one performance obligation, the managed security services.

As described above, arrangements that include a virtual CTA do not include the provisioning of any hardware to the customer site and do not convey control or ownership of any hardware to the customer. In these cases, through the use of customer infrastructure and servers, the Company furnishes all managed security services, which represent the sole performance obligation associated with those arrangements.

Securities and Exchange Commission
February 7, 2020

To clarify the foregoing for the users of the financial statements, the Company proposes to include revised disclosures in each of the description of the proprietary technology used in its Counter Threat Platform and the discussion of its critical accounting policies in Management’s Discussion and Analysis of Financial Condition and Results of Operation, as well as Note 2 – Significant Accounting Policies to the Company’s consolidated financial statements substantially to the effect set forth below, in its annual report on Form 10-K, beginning with its annual report on Form 10‑K for the fiscal year ended January 31, 2020:

“Subscription-based arrangements typically include security solutions, up-front installation, and maintenance and may also include the provision of an associated hardware appliance. The Company uses its hardware appliances in providing the security solutions. These arrangements do not convey ownership of the hardware appliance to the customer. The arrangements constitute a single performance obligation for which revenue is recognized over the term of the arrangement ratably, which reflects the Company’s performance in transferring control of the services to the customer. Amounts that have been invoiced, but for which the Company has an obligation to provide services to a customer, are included in deferred revenue.”

*        *        *        *
If the staff has any questions or requires additional information concerning the above matters, please do not hesitate to contact me at (404) 486-4432.

Very truly yours,

/s/ Paul Parrish
Paul Parrish
Senior Vice President and
Chief Financial Officer

cc:    George B. Hanna
Senior Vice President and Chief Legal Officer